FORM 6-K

SECURITIES & EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of:  November 2009.

PACIFIC HARBOUR CAPITAL LTD.

 (Translation of registrant’s name into English)

Suite 1502, 543 Granville Street

Vancouver, B.C.   V6C 1X8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     No

Note:   Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     No

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home county exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on Edgar.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    X    No ______

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-27608.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC HARBOUR CAPITAL LTD.

By: "Thomas Pressello"

Thomas Pressello,

President and CEO

Dated:  November 26, 2009

Encl.

Unaudited Financial Statements as at September 30, 2009

Management Discussion & Analysis

Certification of CEO

Certification of CFO

PACIFIC HARBOUR CAPITAL LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

PACIFIC HARBOUR CAPITAL LTD.

To the shareholders:

These unaudited interim financial statements of Pacific Harbour Capital Ltd. have been prepared by management and approved by the Audit Committee and Board of Directors of the Company. In accordance with National Instrument 51-102 of the Canadian Securities Administrators, the Company discloses that its external auditors have not received these interim financial statements, notes to financial statements and the related Management Discussion and Analysis. The attached financial statements were prepared by management and have not been audited or reviewed by our auditors.

PACIFIC HARBOUR CAPITAL LTD.

INTERIM CONSOLIDATED BALANCE SHEETS

September 30, 2009 and March 31, 2009

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	30-Sept-09	31-Mar-09
ASSETS:	(unaudited)	(audited)
Current:
Cash and cash equivalents	$336,906	$454,974
Marketable securities (Note 3)	16,251	10,198
Prepaid expenses and deposits	12,570	21,074
	365,727	486,246
Investments	100,056	100,056
Capital assets, net (Note 4)	10,916	12,565
	$476,699	$598,867

LIABILITIES:
Current:
Accounts payable and accrued liabilities	$10,048	$25,013

SHAREHOLDERS’ EQUITY:
Share capital (Note 5)	7,616,876	7,616,876
Contributed surplus (Note 5cii)	422,733	422,733
Deficit	(7,572,958)	(7,465,755)
	466,651	573,854

	$476,699	$598,867

APPROVED BY THE DIRECTORS:

“Thomas Pressello”	,Director	“Michael Reynolds”	,Director
Thomas Pressello		Michael Reynolds

PACIFIC HARBOUR CAPITAL LTD.

INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

For the Second Quarter Ended September 30, 2009 and 2008

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	Second Quarter		Cumulative
	3 months Ended	3 months Ended	6 months Ended	6 months Ended
	30-Sept-09	30-Sept-08	30-Sept-09	30-Sept-08
Revenue
Administration services and rent	-	12,000	-	24,000
	-	12,000	-	24,000
General and Administrative Expenses- Schedule 1	70,239	87,867	128,915	156,502
Income (Loss) Before Other Items	(70,239)	(75,867)	(128,915)	(132,502)
Other Items
Investment income	2,550	4,316	5,100	9,176
Loss on disposal of marketable securities	(7,181)	-	(7,181)	-
Unrealised gain (loss) on marketable securities	17,400	(20,563)	23,793	(23,612)
	12,769	(16,247)	21,712	(14,436)
Net income (loss) for the period	(57,470)	(92,114)	(107,203)	(146,938)
Retained Earnings (Deficit) Beginning of Period	(7,515,488)	(7,259,464)	(7,465,755)	(7,204,640)
Retained Earnings (Deficit) End of Period	$(7,572,958)	$(7,351,578)	$(7,572,958)	$(7,351,578)

Basic and diluted (loss) per share for the period	$(0.01)	$(0.01)	$(0.02)	$(0.02)
Weighted average number of shares outstanding	7,247,703	7,247,703	7,247,703	7,247,703

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Second Quarter Ended September 30, 2009 and 2008

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	Second Quarter		Cumulative
	3 months Ended	3 months Ended	6 months Ended	6 months Ended
	30-Sept-09	30-Sept-08	30-Sept-09	30-Sept-08
Operating Activities
Net (loss) income for the period	$(57,470)	$(92,114)	$(107,203)	$(146,938)

Non-cash items:
Unrealised (gain) or loss on marketable securities	(17,400)	20,563	(23,793)	23,612
Loss on disposal of marketable securities	7,181	-	7,181	-
Amortization	824	1,410	1,648	2,820

Changes in non-cash working capital:
Prepaid expenses and deposits	-	-	8,504	13,698
Accounts payable and accrued liabilities	(14,081)	1,186	(14,965)	967
	(80,946)	(68,955)	(128,628)	(105,841)

Financing Activities
	-	-	-	-

Investing Activities
Proceeds from sale of marketable securities	10,560	-	10,560	-
	10,560	-	10,560	-

Change In Cash during the period	(70,386)	(68,955)	(118,068)	(105,841)

Cash (Bank Indebtedness), Beginning Of Period	407,292	663,628	454,974	700,514

Cash (Bank Indebtedness), End Of Period	$336,906	$594,673	$336,906	$594,673

Cash is comprised as follows:
Cash	18,974	37,732	18,974	37,732
Money market investments	-	48,094	-	48,094
Term deposits	317,932	508,847	317,932	508,847
	336,906	594,673	336,906	594,673

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

Schedule I

INTERIM CONSOLIDATED SCHEDULES OF

 GENERAL AND ADMINISTRATIVE EXPENSES

For the Second Quarter Ended September 30, 2009 and 2008

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	Second Quarter		Cumulative

	3 months Ended	3 months Ended	6 months Ended	6 months Ended
	30-Sept-09	30-Sept-08	30-Sept-09	30-Sept-08
General and administrative expenses

Amortization-capital assets	824	1,410	1,648	2,820
Audit	240	-	240	-
Bank charges	79	108	174	247
Corporate accounting	6,555	7,942	13,110	14,972
Filing fees	4,169	3,535	4,442	3,635
Legal and professional fees	2,497	1,794	3,943	2,233
Licence, dues and insurance	-	-	2,043	2,039
Management fees	6,000	6,000	12,000	12,000
Office and general	2,842	2,963	5,112	7,719
Promotion and advertising	230	13,226	(3,506)	14,579
Rent and utilities	24,614	25,190	48,723	51,064
Shareholder info and investor relations	1,224	182	1,224	465
Stock-based compensation	-	-	-	-
Transfer agent fees	3,144	4,656	3,734	5,258
Wages and benefits	17,821	20,861	36,028	39,471

	70,239	87,867	128,915	156,502

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 1

Nature of  Operations and Continuance of Operations

Pacific Harbour Capital Ltd. is a public company, which was incorporated on March 8, 1986 under the British Columbia Business Corporations Act.  Its common shares are traded on the TSX Venture Exchange and the OTC Bulletin Board.  The Company is in the business of providing administration services to public companies and is actively searching for other business opportunities.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. During the quarter the Company recorded a net loss of $57,470 and has incurred cumulative losses of $7,572,958 since inception. The operations of the Company have been primarily funded by the issuance of common shares. Continued operations of the Company are dependent on the Company’s ability to complete additional equity financings or generate profitable operations in the future. Management is also aware that significant material uncertainties exist, related to current economic conditions that could cast significant doubt upon the Company’s ability to continue. Management is not able to assess the likelihood or timing of improvements in the equity markets for raising capital for future acquisitions or expenditures. These uncertainties represent a liquidity risk and may impact the Company’s ability to continue as a going concern in the future. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying value and classification of assets and liabilities should the Company be unable to continue as a going concern.

Note 2

Significant Accounting Policies

These consolidated financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarised below:

a)

Principle of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All inter-company transactions and balances have been eliminated.

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

September 30, 2009– Page 2

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 2

Significant Accounting Policies- (cont’d)

b)

Cash and Cash Equivalents

Cash and cash equivalents consist of all highly liquid investments that are readily convertible to cash and have maturities of three months or less when purchased.

c)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The significant areas requiring the use of management estimates relate to the determination of impairment of the carrying value for long-lived assets, future income tax assets and the related valuation allowance. Management reviews significant estimates on a periodic basis and when changes in estimates are necessary, makes adjustments prospectively.

d)

Financial Instruments

The Company follows Canadian Institute of Chartered Accountants (“CICA”) Sections 3855, “Financial Instruments-Recognition and Measurement” and Section 3856, “Hedges”. Section 3855 prescribes when financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sales financial assets, or other financial liabilities. All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to maturity investments, and other financial liabilities which are measured at amortized cost.

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, investments, and accounts payable. Cash and cash equivalents are measured at face value, representing fair value, and are classified as held-for-trading. Marketable securities are measured at their market price, representing fair value, and are, classified as held-for-trading. Investments are measured at historical cost and not at fair value as the fair value cannot be reasonably established due to the absence of a quoted market price and are classified as available for sale. The Company has no derivatives or embedded derivatives.

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

September 30, 2009– Page 3

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 2

Significant Accounting Policies- (cont’d)

e)

Capital Assets and Amortization

Capital assets are recorded at cost. Amortization has been calculated using the following annual rates and methods:

Computer equipment

30% declining balance

Office furniture

20% declining balance

Software

50% declining balance

f)

Revenue Recognition

Administrative services and rent are recorded when the services are provided. The Company records gains on the sale of land on the completion date of the sale, which is the date of the transfer of the title of the land. Investment income is recorded in the year earned.

Marketable securities transactions are recorded on a trade-date basis. Realized gains and losses on disposal of investments and unrealised gains and losses in the value of investments are reflected in the consolidated statements of operations and are calculated on an average cost basis. Upon disposal of an investment, previously recognized unrealised gains or losses are reversed, so as to recognize the full realized gain or loss in the period of disposition.

g)

Basic and Diluted Loss per Share

Basic loss per share is computed by dividing the net loss for the year available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflect the potential dilution of securities that could share in earnings of the entity. In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti- dilutive.

For the quarter ended September 30, 2009, potentially dilutive common shares (relating to options and warrants outstanding at period-end) totalling 1,134,028 were not included in the computation of loss per share because their effect was anti-dilutive.

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

September 30, 2009– Page 4

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 2

Significant Accounting Policies- (cont’d)

h)

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets are translated at the exchange rates in effect at the time of acquisition. Revenues and expenses are translated at the average exchange rate in effect during the period. Realized and unrealized foreign exchange gains and losses are included in earnings.

i)

Stock-Based Compensation Plan

The Company records all stock option awards at fair value as determined using the Black-Scholes option pricing model. All stock awards to employees and non-employees are measured at the time of grant, or revision, and the fair value attributed is charged to operations, allocated to specific asset accounts, and recognized over the vesting period. Upon exercise, the fair value of share purchase options or specified warrants is allocated from the contributed surplus account to share capital.

j)

Newly Adopted Accounting Policies

Effective April 1, 2008, the Company adopted CICA Handbook Section 3862,"Financial Instruments-Disclosure", Section 3863, "Financial Instruments-Presentation". These standards replace the current standard Section 3861 and place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how to manage the risks arising from financial instruments. Section 3862 requires disclosure of additional detail by financial assets and liability categories. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives.

Effective April 1, 2008, the Company adopted CICA Handbook Section 1400,” General Standards of Financial Statements”. This section requires management to make an assessment of the Company’s ability to continue as a going concern, and to disclose of any material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern. When the financial statements are not prepared on a going concern basis, that fact should be disclosed together with the basis why the Company is not considered a going concern.

Effective April 1, 2008, the Company adopted CICA Handbook Section 1535,” Capital Disclosures”. This section establishes standards for disclosing information about any entity’s objectives, policies, and processes for managing capital.

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

September 30, 2009– Page 5

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 2

Significant Accounting Policies- (cont’d)

k)

Recent Accounting Pronouncements-Not Yet Adopted

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS has not been determined. Management plans for conversion include internal training, external consulting on complex issues, Board and Audit Committee oversight and the development of a conversion plan with impact assessments starting in late 2010.

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaced existing Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development. The new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. Management does not expect that the adoption of this new standard will have significant impact on the Company’s financial statements.

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, which establishes standards for the preparation of consolidated financial statements and will replace the existing Handbook Section 1600, Consolidated Financial Statements. The new standard is effective for interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year, in which case an entity would also early adopt Handbook Section 1582, Business Combinations, and Handbook Section 1602, Non-Controlling Interests. Management does not expect that the adoption of this new standard will have significant impact on the Company’s financial statements.

In January 2009, the CICA issued Handbook Section 1602, Non-Controlling Interests, which establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS 27, Consolidated and Separate Financial Statements.

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

September 30, 2009– Page 6

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 2

Significant Accounting Policies- (cont’d)

The new standard is effective for interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. Management does not expect that the adoption of this new standard will have significant impact on the Company’s financial statements.

In January 2009, the CICA approved EIC 173, Credit Risk and the Fair Value of Financial Assets and Liabilities. This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account. This guidance is applicable to fiscal periods ending on or after January 12, 2009. The Company does not expect that this will have any material impact on its financial statements.

Note 3

Marketable Securities and Investments

Holdings of marketable securities and investments as at September 30, 2009 and March 31, 2009 are as follows:

a)

Marketable Securities:

	September 30, 2009			March 31, 2009
	Number	Fair		Number	Fair
	of	Market		of	Market
Investee	Shares	Value	Cost	Shares	Value	Cost

Baja Mining Corp.	25,000	$16,251	$16,494	25,000	$8,500	$16,494
Minerra Resource
Corp	100,000	-	21,000	100,000	500	21,000
Inovio Biomedical
Corp.	-	-	-	5,000	1,198	17,770

		$16,251	$37,494		$10,198	$55,264

b)

Investments:

	September 30, 2009				March 31, 2009
	Number		Fair		Number		Fair
	of		Market		of		Market
Investee	Shares		Value	Cost	Shares		Value	Cost

Yellowhead Mining Inc.	125,000	$	N/A	$50,000	125,000	$	N/A	$50,000
Ethoca Solutions Inc.	1,823		N/A	50,056	1,823		N/A	56,056

		$	N/A	$100,056		$	N/A	$100,056

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

September 30, 2009– Page 7

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 4

Capital Assets

			Sept. 30	March 31
			2009	2009
	Cost	Accumulated	Net	Net
		Amortization
Computer Equipment	39,551	32,903	6,648	7,821
Office Furniture	20,635	16,367	4,268	4,744
Software	4,170	4,170	-	-

	64,356	53,440	10,916	12,565

Note 5

Share Capital

a)

Authorized:

100,000,000 common shares without par value.

100,000,000 preferred shares without par value

b)

Issued:

	Number	Amount
Balance, March 31, 2008 and 2009	7,247,703	$7,616,876
Common shares issued	-	-
Balance, September 30, 2009	7,247,703	$7,616,876

c)

Commitments:

i)

Stock-Based Compensation Plan

The Company has a stock option plan (the “Plan”) for executives, employees and consultants whereby a maximum of 10% of the issued shares will be reserved for issuance under the Plan. Options are granted with an exercise price determined by the Board of Directors, which may not be less than the market price of the Company’s stock on the date of the grant. The vesting provisions are determined by the Board of Directors and are defined in each stock option agreement.

Information regarding the Company’s outstanding stock options is summarized as follows:

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

September 30, 2009– Page 8

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 5

Share Capital- (cont’d)

On September 30, 2009 there were 1,134,028 stock options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

	Number	Weighted
		Average
		Exercise Price
Outstanding and exercisable at March 31, 2009	1,134,028	$0.24
Granted	-

Outstanding as at September 30, 2009	1,134,028	$0.24

Number of Shares	Exercise Price	Expiry Date
477,014	$0.24	December 07, 2010
482,014	$0.24	June 25, 2012
175,000	$0.27	March 13, 2013
1,134,028

During the quarter ended September 30, 2009, a compensation charge of $Nil (Sept 2008:$Nil) associated with the granting of stock options under the Plan was recognized in the financial statements. For purposes of the calculation, the following assumptions were used for the Black-Scholes models:

	Year Ended	Year Ended
	March 31, 2009	March 31, 2008
Risk-free interest rate	-	2.98-3.73%
Expected dividend yield	-	0.00%
Expected stock price volatility	-	84.80-86.01%
Expected stock option life	-	5 years

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

September 30, 2009– Page 9

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 5

Share Capital- (cont’d)

ii)

Contributed Surplus

2009
Balance, March 31, 2009	422,733
Fair value of option granted	-
Balance, September 30, 2009	422,733

Note 6

Related Party Transactions

For the six months ended September 30, 2009 and 2008, the Company was charged the following expenses by directors or companies with common directors:

	2009	2008

Administration recovery	-	(24,000)
Management fees and salaries	12,000	12,000
	12,000	(12,000)

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Note 7

Commitments

The Company is committed to an operating lease for office space until March 31, 2012. Estimated future minimum payments under the lease for rent and proportionate share of operating costs are as follows:

Year ended March 31,	2010	85,834
	2011	85,834
	2012	85,834
		257,502

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

September 30, 2009– Page 10

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 8

Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

Note 9

Capital Risk Management

The Company’s capital includes share capital and cash. The Company manages its capital to safeguard the entity’s ability to continue as a going concern in order to continue operations and provide returns to shareholders.

The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may dispose of its investments to realize proceeds, raise capital through equity financings and borrow funds in the form of advances from related parties.

To facilitate the management of its capital requirements, the Company prepares annual operating budgets and cash flows.

The Company is not subject to externally-imposed capital requirements and the Company’s overall strategy with respect to capital risk management has not changed during the quarter ended September 30, 2009.

Note 10

Management of Financial Risk

The principal financial instruments used by the Company are as follows:

•

Cash and cash equivalents

•

Marketable securities

•

Investments

•

Trade accounts payable and accrued liabilities

The Company has exposure to liquidity risk and market risk as a result of its use of financial instruments.

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

September 30, 2009– Page 11

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 10

Management of Financial Risk- (cont’d)

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s policy is to ensure that it will have sufficient cash to meet its liabilities when they become due. To achieve this objective, the

Company seeks to maintain positive working capital at all times.

The Company generates cash flow primarily from its financing activities and proceeds from the disposition of its investments. The Company anticipates that it will have adequate liquid resources to meet its obligations under reasonably expected circumstances for the next 12 months.

Market Risk

Market risk is the risk that the fair market value of the Company’s financial instruments will significantly fluctuate due to changes in market prices. The value of the financial instruments can be affected by changes in interest rates, foreign exchange rates and equity and commodity prices. The Company is exposed to market risk in trading its marketable securities and investments. The Company manages market risk by investing in diverse industries and companies. The Company also has set thresholds on purchases of investments.

The Company invests surplus cash in fixed rate term deposit. It is the Company’s policy to reduce interest rate risk over future cash flows through the use of fixed rate instruments. The Company estimates that for each 1% decline in the interest rate earned on its cash holdings, interest income will decline by approximately $4,500 per annum.

Although the Company has one marketable security denominated in US dollars, the Company’s operations are not significantly exposed to foreign exchange fluctuations.

PACIFIC HARBOUR CAPITAL LTD.

Management Discussion and Analysis

QUARTER END REPORT – September 30, 2009

This Management’s Discussion and Analysis of Pacific Harbour Capital Ltd. provides analysis of Pacific Harbour Capital Ltd’s financial results for the second quarter ended September 30, 2009. The following information should be read in conjunction with the accompanying unaudited interim consolidated financial statements as at September 30, 2009 and the March 31, 2009 audited financial statements and the notes to the audited financial statements.

1.1

Date of Report: November 26, 2009

1.2

Overall Performance

Nature of Business and Overall Performance

Pacific Harbour Capital Ltd. (“the Company”) was incorporated under the British Columbia Business Corporation Act. Its common shares are publicly traded on the TSX Venture Exchange and the OTC Bulletin Board. Pacific Harbour Capital Ltd. is based in Vancouver, British Columbia, Canada and is in the business of providing administrative services to public companies. It is also actively searching for other business opportunities.

During the second quarter ended September 30 2009, the Company did not invest in any marketable securities or investment. As of September 30, 2009, the Company continued to hold marketable securities of $16,251 at fair market value and $100,056 investments at cost.

For the second quarter ended September 30, 2009, the Company reported a net loss of $57,470 or $0.01 loss per share and with accumulated deficit of $7,572,958 since inception. Management continues to search and identify potential business ventures and investments in order to improve operations and become profitable.

As of September 30, 2009, the Company had cash and cash equivalents of $336,906 and working capital of $355,679. The Company had no long-term debt.

1.3

Results of Operations For the Second Quarter and Ended September 30, 2009 and 2008

Revenue

The Company did not generate any administrative services and rent revenue for the three months and six months ended September 30, 2009 as compared to $12,000 and $24,000 respectively, for the same periods last year. In January 2009, administrative services were terminated.

General and Administrative Expenses

General and administrative expenses for the three months and six months ended September 30, 2009 were $70,239 and $128,915, respectively, as compared to $87,867 and $156,502, respectively, for the same periods last year. Overall, general and administrative expenses declined as follows:

•

Promotion and advertising reduced $12,996 due to cut costing initiative in order to lower expenses.

•

Wages decreased slightly due to reduction in staff in 2008.

Other Items

Investment income

Interest income for the three and six months ended September 30, 2009 was $2,550 and $5,100, respectively, as compared to $4,316 and $9,716, respectively, for the same periods in 2008. The reduction in interest income was due to lower cash and cash equivalents balance in the period.

Unrealized gain (loss) on marketable securities

The Company recorded loss on disposal of marketable securities of $7,181 in the three and six months period ended September 30, 2009 versus $nil in the comparable periods last year.

Due to improved market condition, the company recorded unrealized gain on marketable securities of $17,400 for the three months ended September 30, 2009 as compared to an unrealized loss of 20,563 for the comparable period in 2008. Cumulatively for the six months ended September 30, 2009, the Company recorded unrealized gain of $23,793 as compared to an unrealized loss of $23,612 for the same period last year.

Net Loss

For the three months ended September 30, 2009, the Company reported a net loss of $57,470 or $0.01 loss for the quarter as compared to a net loss of $92,114 or $0.01loss per share for the same period last year. Cumulatively for the six months period, net loss was $107,203 or $0.02 loss per share as compared to a net loss of $146,938 or $0.02 loss per share for the six months ended September 30, 2008.

1.4 Transactions with Related Parties

For the six months ended September 30, 2009, the Company paid $12,000 (2008: $12,000) in management fee to Equation Capital Ltd., a company controlled by Mr. Thomas Pressello, a director and officer of the Company. The management fees were paid in connection with services provided by Mr. Pressello in overseeing the day-to-day operations of the Company.

The Company received $Nil (2008: $24,000) in fees from a related company, Sandstone Ventures Corporation, a company controlled by Mr. Thomas Pressello, a director and officer of the Company. These fees were paid to the Company for shared office facilities and administrative and accounting staffing costs.

All the above charges are on terms and conditions similar to non-related parties.

1.5 Summary of Quarterly Information

Quarterly financial data for the eight most recently completed quarters is provided below.

	Q3 Dec 31, 2007	Q4 Mar 31, 2008	Q1 June 30, 2008	Q2 Sept 30, 2008	Q3 Dec 31, 2008	Q4 Mar 31, 2009	Q1 June 30, 2009	Q2 Sept 30, 2009
Total Revenue	$19,797	$17,714	$12,000	$12,000	$11,980	$3,990	$-	$-

Income or loss before discontinued operations and extraordinary items:

	Q3 Dec 31, 2007	Q4 Mar 31, 2008	Q1 June 30, 2008	Q1 June 30, 2008	Q3 Dec 31, 2008	Q4 Mar 31, 2009	Q1 June 30, 2009	Q2 Sept 30, 2009
Total	$(53,952)	$(191,728)	$(54,824)	$(92,114)	$(64,641)	$(49,533)	$(49,733)	$(57,470)
Per Share	$(0.01)	$(0.02)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Per Share Fully Diluted	$(0.01)	$(0.02)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Net income or loss:

Total	$(53,952)	$(191,728)	$(54,824)	$(92,114)	$(64,641)	$(49,533)	$(49,733)	$(57,470)
Per Share	$(0.01)	$(0.02)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Per Share Fully Diluted	$(0.01)	$(0.02)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)

General Discussion of Quarterly Results

Income and loss

Significant changes in key financial data for net income or loss during the quarters are as follows:

During the fourth quarter ended March 31, 2008, net loss of $191,728 was the result of unrealised loss on write-down of investment and revenue adjustment of $23,615, stock-based compensation of $74,482 and net general and administrative expenses of $93,631

1.6 Liquidity and Capital Resources

Working capital decreased by $105,554 from $461,233 as of March 31, 2009 to $355,679 as at September 30, 2009. The decrease was primarily attributable to operating loss for the period.

For the second quarter ended September 30, 2009, cash used in operating activities was $80,946 from operations as compared to $68,955 from the comparable quarter last year. From an operating standpoint, the Company continues to finance its operations from proceeds generated from sale of marketable securities and investments to remedy operating deficiency. The Company has no plans for any material capital expenditures in the coming year. Continued operations of the Company are dependent on the Company’s ability to complete additional equity financings or generate profitable operations in the future. There is no assurance that the Company will be successful in achieving these objectives.

The Company did not engage in any financing activities in the second quarter ended 2009 and 2008.

From investing activities, the Company received gross proceeds of $10,560 from disposal of marketable securities in the second quarter ended September 30, 2009 as compared to $nil from the same period last year.

Overall, the Company had net cash outflow of $70,386 for the quarter. Depending on future growth and investment activities, the Company may obtain equity or debt financing to support acquisition or investment activities.

1.7 Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangement such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations and any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.8 Contractual Obligations  and Commitments

On September 30, 2009, the Company had no long-term debt, capital lease obligations, purchase obligations and contractual obligations and commitments. The Company, however, has an operating lease commitment for office space at $85,834 per annum until March 31, 2012.

1.9 Financial instruments and Risk Factors

The principal financial instruments used by the Company are as follows:

•

Cash and cash equivalents

•

Marketable securities

•

Investments

•

Trade accounts payable and accrued liabilities

The Company has exposure to liquidity risk and market risk as a result of its use of financial instruments.

Liquidity Risk

Liquidity risk is the risk that the Company will have sufficient cash resources to meet its financial obligations as they come due. The Company’s policy is to ensure that it will have sufficient cash to meet its liabilities when they become due. To achieve this objective, the

Company seeks to maintain positive working capital at all times.

The Company generates cash flow primarily from its financing activities and proceeds from the disposition of its investments. The Company anticipates that it will have adequate liquid resources to meet its obligations under reasonably expected circumstances for the next 12 months.

Market Risk

Market risk is the risk that the fair market value of the Company’s financial instruments will significantly fluctuate due to changes in market prices. The value of the financial instruments can be affected by changes in interest rates, foreign exchange rates and equity and commodity prices. The Company is exposed to market risk in trading its marketable securities and investments. The Company manages market risk by investing in diverse industries and issuers. The Company also has set thresholds on purchases of investments.

The Company invests surplus cash in fixed rate term deposit. It is the Company’s policy to reduce interest rate risk over future cash flows through the use of fixed rate instruments. The Company estimates that for each 1% decline in the interest rate earned on its cash holdings, interest income will decline by approximately $4,500 per annum.

1.10 International Financial Reporting Standards (“IFRS”)

In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed the changeover from Canadian Generally Accepted Accounting Principles (“GAAP’) to International Financial Reporting Standard (“IFRS’) for publicly accountable enterprises for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition from current Canadian GAAP to IFRS for fiscal year beginning April 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

1.11 Disclosure Controls and Procedures and Internal Controls over Financial Reporting

As the Company is classified as a Venture Issuer, it is required to file basic Chief Executive Officer and Chief Financial Officer Certificates. The Company makes no assessment relating to the establishment and maintenance of disclosure controls and procedures as defined under Multilateral Instrument 52-109.

Management has exercised care and diligence to ensure that there are appropriate information systems and controls in place to ensure that the financial reporting is complete and reliable. Due to the small size of the Company, management tries to perform frequent and periodic reviews of all activities in order to mitigate the lack of segregation of duties that is a common risk factor for small venture issuers.

1.12 Newly Adopted Accounting Policies

Effective April 1, 2008, the Company adopted CICA Handbook Section 1400 General Standards of Financial Statement Presentation:  The CICA accounting standards board amended section 1400 to include requirements for management to assess and disclose an entity’s ability to continue as a going concern, and to disclose of any material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern.

Effective April 1, 2008, the Company adopted CICA Handbook Section 1535 Capital Disclosures”. This section establishes standards for disclosing information about an entity’s objectives, policies and processes for managing capital.

Effective April 1, 2008, the Company adopted CICA Handbook Section 3862 Financial Instruments – Disclosures and 3863 Financial Instruments – Presentation: These new standard replaces accounting standard 3861 Financial Instruments – Disclosure and Presentation and place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how to manage the risks arising from financial instruments. Section 3862 requires disclosure of additional detail on financial assets and liability categories. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives.

1.13 Share Capital Outstanding

Authorized Capital

100,000,000 common shares without par value

100,000,000 preferred shares without par value

Issued and outstanding

7,247,703 common shares as at September 30, 2009

1.14 Forward Looking Statements

Certain statements contained in this MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of the Company to be materially different from any future results, performance expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements.

Form 52-109FV2

Certification of interim filings - venture issuer basic certificate

I, Thomas Pressello, President and CEO of Pacific Harbour Capital Ltd., certify the following:

1.

Review:I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Pacific Harbour Capital Ltd., (the “issuer”) for the interim period ended September 30, 2009.

2.

No misrepresentations:Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation:Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: November 26, 2009

"Thomas Pressello"

_______________________

Thomas Pressello

President & CEO

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2

Certification of interim filings - venture issuer basic certificate

I, David Raffa, Director of Pacific Harbour Capital Ltd., certify the following:

1.

Review:I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Pacific Harbour Capital Ltd., (the “issuer”) for the interim period ended September 30, 2009.

2.

No misrepresentations:Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation:Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: November 26, 2009

"Michael Reynolds"

_______________________

Michael Reynolds

Director

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.